Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	info@gkir.com

For Immediate Release

RRSAT ACHIEVES RECORD REVENUE AND OPERATING INCOME IN
FOURTH QUARTER 2008

Annual revenues reach a record $79 million; Backlog reaches new $185.7 million record

Fourth Quarter 2008 Highlights (compared to fourth quarter 2007)
■	Revenues increase 34% reaching $22.0 million
■	Operating income increases 38% to $5.0 million
■	Adjusted EBITDA increases 39% to $5.8 million
■	Reiterate 2009 revenue guidance of over $100 million and introduce first quarter 2009 guidance

OMER, Israel – January 29, 2009 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the fourth quarter and full year ended December 31, 2008.

Fourth Quarter 2008 Results:
Revenues for the fourth quarter of 2008 totaled $22.0 million, an increase of 34% compared to $16.3 million in the fourth quarter of 2007.

Backlog of signed agreements, as of December 31, 2008, reached $185.7 million, an increase from the $178.5 million backlog of signed agreements as of September 30, 2008.

Operating income for the fourth quarter of 2008 totaled $4.5 million, a 38% increase compared to $3.3 million in the fourth quarter of 2007.

Net income on a GAAP basis for the fourth quarter of 2008 was $3.6 million, an increase of 13% compared to $3.2 million in the fourth quarter of 2007. Net income per diluted share on a GAAP basis was $0.21, compared to $0.18 in the fourth quarter of 2007.

Adjusted EBITDA for the fourth quarter of 2008 totaled $5.7 million, an increase of 39% compared to $4.2 million in the fourth quarter of 2007.

Adjusted net income for the fourth quarter of 2008 totaled $2.8 million, compared to $3.6 million in the fourth quarter of 2007. Net income for the quarter was impacted by higher tax expense incurred following the strengthening of the US dollar against the Israeli shekel during the period, resulting in an appreciation of the Company’s US dollar cash balance relative to the shekel. This appreciation in the cash balance is viewed as a taxable gain by the Israeli tax authorities. Adjusted net income per diluted share, which was similarly impacted by the higher tax expense, totaled $0.17, compared to $0.21 in the fourth quarter of 2007.

Cash, cash equivalents and marketable securities as at December 31, 2008 were $46.6 million, compared with $61.9 million as at September 30, 2008. During the quarter, the Company generated $3.7 million in operating cash flow, paid out the balance of $12.6 million for the acquisition of the Emek Ha’ela Teleport and distributed a dividend of $5 million to our shareholders.

Full Year 2008 Results:
Revenues for the full year 2008 totaled a record $79.0 million, an increase of 33% compared to $59.2 million in 2007. Operating income for 2008 totaled $15.0 million, a 25% increase compared to $12.0 million in 2007. Net income on a GAAP basis for 2008 was $13.4 million, an increase of 18% compared to $11.4 million in 2007. Adjusted EBITDA for 2008 totaled $19.3 million, an increase of 26% compared to $15.4 million in 2007. Adjusted net income for 2008 totaled $12.9 million, an increase of 5% compared to $12.3 million in 2007.

David Rivel, CEO of RRsat commented, “2008 was a year of major achievements and expansion for RRsat. Throughout the year our revenues increased to close to $80 million, we presented sequential quarterly increases in our gross profit and operating income, all, while continuing to generate cash on a steady and ongoing basis. Throughout 2008 we continued to expand our business, commencing a total of 60 new contracts, including 21 of which were follow-on contracts with existing customers, bringing the total number of channels we broadcast to 500. We culminated the year with a new record backlog of $185.7 million granting us good visibility well into 2009, a key asset in the current macro-economic environment. 2008 was also a milestone year in terms of business expansion. We acquired two important teleports, expanding our global presence to North America, while further enhancing our local base by acquiring a major strategically-located teleport.”

“Looking ahead to 2009, we will continue to seek to enhance our customer base and navigate the current environment by further leveraging our premier global network, broad and diverse customer base, international reach and strong cash position. We are reiterating our 2009 annual revenues guidance to surpass $100 million, with revenues in the first quarter of 2009 expected to be in the range of $22.8 – $23.3 million.” concluded Mr. Rivel.

Conference Call Information
Conference call scheduled later today, January 29, 2009 at 9:00 am ET. On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-345-5855	UK Dial-in Number: 0-800-404-8418
Israel Dial-in Number: 03-918-0609	International Dial-in Number: +972 3 918 0609
at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

A replay of the call will be available from the day after the call. The link to the replay will be accessible from RRsat’s website at: www.RRsat.com. In addition, a telephone replay will be available for two days following the call. To access the replay dial one of the following: 1-888-782-4291 (US) and +972-3-925-5925 (International). .

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease.

Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, depreciation and amortization. Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors’ understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base,(iii) our ability to successfully integrate the teleports we acquired, and (iv) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2007 and our Current Reports on Form 6-K.

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands except share data

	Year ended		Three months ended
	Dec-31 2008	Dec-31 2007	Dec-31 2008	Dec-31 2007

Revenues	$78,993	$59,221	$21,954	$16,332
Cost of revenues	53,499	38,419	14,706	10,769

Gross profit	25,494	20,802	7,248	5,563

Operating expenses
Sales and marketing	3,892	3,017	1,074	842
General and administrative	6,582	5,767	1,680	1,466

Total operating expenses	10,474	8,784	2,754	2,308

Operating income	15,020	12,018	4,494	3,255
Interest and marketable securities income	1,111	2,631	15	720
Currency fluctuation and other financing
income (expenses), net	177	329	(153)	211
Changes in fair value of embedded currency
conversion derivatives	1,342	(646)	1,188	(420)

Other income, net	10	4	(2)	-

Income before taxes on income	17,660	14,336	5,542	3,766
Income taxes	4,228	2,932	1,957	553

Net income	$13,432	$11,404	$3,585	$3,213

Income per Ordinary Share
Basic income per Ordinary Share	0.78	0.66	0.21	0.19

Diluted income per Ordinary Share	0.77	0.65	0.21	0.18

Weighted average number of Ordinary
Shares used to compute basic income per
Ordinary Share	17,290,099	17,249,710	17,300,109	17,271,941

Weighted average number of Ordinary
Shares used to compute diluted income per
Ordinary Share	17,399,375	17,418,180	17,350,765	17,472,282

RRsat Global Communications Network Ltd. and its Subsidiaries
Reconciliation of Adjusted Net Income and Adjusted EBITDA

In thousands except per share data

	Year ended		Three months ended
	Dec-31 2008	Dec-31 2007	Dec-31 2008	Dec-31 2007

Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$13,432	$11,404	$3,585	$3,213
Non-cash equity-based compensation charge	415	411	103	102
Changes in fair value of embedded currency conversion
derivatives	(1,342)	646	(1,188)	420
Change in deferred tax on embedded derivatives	362	(181)	320	(115)

Adjusted net income	$12,867	$12,280	$2,820	$3,620

Adjusted net income per diluted ordinary share	$0.74	$0.71	$0.16	$0.21

Reconciliation of Net Income to Adjusted EBITDA:
Net income - as reported	$13,432	$11,404	$3,585	$3,213
Interest and marketable securities income	(1,111)	(2,631)	(15)	(720)
Currency fluctuation and other financial (income)
expenses, net	(177)	(329)	153	(211)
Changes in fair value of embedded currency conversion
derivatives	(1,342)	646	(1,188)	420
Other income, net	(10)	(4)	2	-
Income tax expense	4,228	2,932	1,957	553
Non-cash equity-based compensation charge	415	411	103	102
Depreciation and amortization	3,971	2,979	1,201	810

Adjusted EBITDA	$19,406	$15,408	$5,798	$4,167

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	As of Dec-31 2008	As of Dec-31 2007

Current assets
Cash and cash equivalents	$34,749	$28,409
Marketable securities	6,102	28,291
Accounts receivable:
Trade (net of provision for doubtful accounts of $1,882
and $2,188 as of December 31, 2007 and 2008 respectively)	11,227	10,421
Other	417	518
Related parties	-	14
Fair value of embedded currency conversion derivatives	2,234	1,303
Deferred taxes	552	711
Prepaid expenses	1,390	919

Total current assets	56,671	70,586

Deposits and long-term receivables	1,791	1,104

Marketable securities	5,743	6,722

Other assets and prepaid expenses	7,897	1,025

Assets held for employee severance payments	1,305	987

Fixed assets, at cost, less accumulated amortization	25,971	14,966

Goodwill	3,734	-

Intangible Assets, at cost, less accumulated depreciation
and amortization	1,375	-

Total assets	$104,487	$95,390

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data

	As of Dec-31 2008	As of Dec-31 2007

Liabilities and shareholders' equity

Current liabilities
Accounts payable:
Trade	$9,058	$5,040
Other	1,944	1,559
Fair value of embedded currency
conversion derivatives	1,205	1,616
Related parties	25	26
Deferred income	5,091	5,191

Total current liabilities	17,323	13,432

Long - term liabilities
Deferred income	6,689	5,169
Liability in respect of employee severance payments	1,378	1,011
Deferred taxes	747	619

Total long - term liabilities	8,814	6,799

Total liabilities	26,137	20,231

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of December 31, 2007 and 2008; 17,286,762
and 17,306,783 shares issued and fully paid as of
December 31, 2007 and 2008)	40	40
Additional paid in capital	52,106	51,691
Retained earnings	26,309	23,429
Accumulated other comprehensive loss	(105)	(1)

Total shareholders' equity	$78,350	$75,159

Total liabilities and shareholders' equity	$104,487	$95,390

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Year ended		Three months ended
	Dec-31 2008	Dec-31 2007	Dec-31 2008	Dec-31 2007

Cash flows from operating activities
Net income	$13,432	$11,404	$3,585	$3,213

Adjustments required to reconcile net income to net
cash provided by operating activities:

Deprecation and amortization	3,971	2,971	1,201	802
Provision for losses in accounts receivable	752	1,094	211	485
Deferred taxes	324	(329)	413	(169)
Discount accretion and premium amortization
of held- to- maturity securities, net	(635)	(1,361)	(70)	(416)
Discount accretion and premium amortization
of available- for- sale securities, net	(246)	(16)	(68)	(16)
Changes in liability for employee severance payments, net	49	(10)	(135)	(121)
Capital gains on sale of fixed assets, net	(10)	(4)	2	-
Expenses in relation to options granted	415	411	103	102
Changes in fair value of embedded currency
conversion derivatives	(1,342)	646	(1,188)	420
Changes in assets and liabilities:
Increase in accounts receivable - trade	(1,558)	(1,328)	(2,964)	(1,596)
Decrease in related parties, net	13	49	47	60
Decrease (increase) in accounts receivable - other	101	279	(189)	568
Decrease (increase) in prepaid expenses	(472)	(696)	(459)	175
Increase in deposits and
long-term receivables	(687)	(86)	(131)	(292)
Increase in accounts payable	4,236	128	2,161	677
Increase in deferred income	1,420	2,423	1,126	761

Net cash provided by operating activities	$19,763	$15,575	$3,651	$4,653

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Year ended		Three months ended
	Dec-31 2008	Dec-31 2007	Dec-31 2008	Dec-31 2007

Cash flows from investing activities
Investment in fixed assets	$(14,942)	$(5,352)	$(2,304)	$(1,314)
Investment in other assets	(11,852)	(1,033)	(11,830)	(28)
Investment in securities available- for- sale	(19,188)	(3,048)	-	(3,048)
Investment in securities held- to- maturity	-	(33,989)	-	1,142
Decrease (increase) in trading securities, net	2,427	(2,015)	394	842
Proceeds from securities available- for- sale	17,980	1,062	13,980	1,062
Proceeds from securities held- to- maturity	22,689	5,807	3,182	4,216
Proceeds from sale of fixed assets	15	9	(2)	(3)

Net cash used in investing activities	$(2,871)	$(38,559)	$3,420	$(2,869)

Cash flows from financing activities
Increase in short term credit			0	(177)
Dividend paid	$(10,552)	$-	$(5,020)	-

Net cash provided by (used in) financing activities	$(10,552)	$-	$(5,020)	$(177)

Increase (decrease) in cash and cash equivalents	$6,340	$(22,984)	$2,051	$7,345

Balance of cash and cash equivalents at beginning of
Period	$28,409	$51,393	$32,698	$21,064

Balance of cash and cash equivalents at end of Period	$34,749	$28,409	$34,749	$28,409

A. Non-cash transactions
Investment in fixed assets	$306	$138	$142	$(75)

B. Supplementary cash flow information
Income taxes paid	$3,392	$3,650	$1,565	$711